Rule 424(b)(3)	Pursuant to Rule 424(b)(3)
File No. 333-126619
Supplement to Prospectus
Dated July 10, 2006
Exide Technologies
$60,000,000 Floating Rate Convertible Senior Subordinated Notes due 2013 and
Shares of Common Stock Issuable Upon Conversion Thereof

     This prospectus supplement (“Supplement No. 2”) supplements the prospectus dated September 14, 2005 of Exide Technologies relating to the sale by certain of our securityholders (and their transferees, pledgees, donees and successors) of our Floating Rate Convertible Senior Subordinated Notes due 2013 and the common stock issuable upon conversion of the notes. You should read this Supplement No. 2 in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this Supplement No. 2 supercedes the information contained in the prospectus.
     The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:
SELLING SECURITYHOLDERS
     We originally issued $60 million of the notes to the initial purchasers in a private placement on March 18, 2005. The initial purchasers resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledges or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.
     The following table sets forth certain information with respect to the selling securityholders and the respective principal amounts of notes and number of shares of common stock beneficially owned by each of them that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by the selling securityholders in such questionnaires. The selling securityholders may offer all or some portion of the notes or common stock into which the notes are convertible, therefore no estimate can be given as to the amount of the notes or the common stock that will be held by the selling securityholders upon consummation of any particular sale. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of any such securities since the date on which they provided us information regarding their holdings, in transactions exempt from the registration requirements under the Securities Act. As of June 30, 2006, we had $60.0 million in principal amount of the notes and 24,551,008 shares of common stock outstanding.
     Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

	Principal			Common Stock
	Amount of			owned After
	Notes	Percentage of	Common Stock	Completion of
Name of Selling	Beneficially	Notes	Owned Prior to	the Offering
Securityholder	Owned	Outstanding	Conversion	(1)(2)
Argent Classic Convertible Arbitrage Fund Ltd.(3)	1,830,000	3.05%	—	105,354
Argent Classic Convertible Arbitrage Fund L.P.(4)	380,000	*	—	21,877
Argent Classic Convertible Arbitrage Fund II, L.P.(5)	80,000	*	—	4,606
DBAG London**	3,750,000	6.25%	—	215,889
Stanfield Offshore Leveraged Assets Ltd.(6)	47,250,000	78.75%	50,000	2,770,206
Tribeca Global Convertible Investments, Ltd.(7)**	4,250,000	7.08%	—	244,675
Waterstone Market Neutral MAG51, Ltd.(8)	68,000	*	—	3,915
Waterstone Market Neutral Master Fund, Ltd.(8)	932,000	1.55%	—	53,656
Xavex Convertible Arbitrage 10 Fund(9)	210,000	*	—	12,090
Any other holder of notes or future transferees, pledges or donees of or from any such holder	1,250,000	2.08%	—	71,963

*	Less than 1%

**	This selling securityholder is an affiliate of a broker dealer and purchased the notes in the ordinary course of business. This selling securityholder has represented to use that at the time these selling securityholders purchased the notes, they had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the shares of common stock issuable upon conversion of the notes.
(1) Includes shares of common stock issuable upon conversion of the notes.
(2) Assumes a conversion rate of 57.5705 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.
(3) Henry J. Cox has voting and investment power with respect to the securities listed for Argent Classic Convertible Arbitrage Fund Ltd.
(4) Nathanial Brown and Robert Richardson have voting and investment power with respect to the securities listed for Argent Classic Convertible Arbitrage Fund, L.P.
(5) Nathanial Brown and Robert Richardson have voting and investment power with respect to the securities listed for Argent Classic Convertible Arbitrage Fund II, L.P.
(6) Dan Baldwin, Steve Alfieri, Kevin Murphy, Chris Janson, Sarah Street and Chris Greetham, as the members of the management committee of Stanfield Capital Partners LLC, the investment advisor of Stanfield Offshore Leveraged Assets, Ltd., share voting and investment power with respect to the securities listed for Stanfield Offshore Leveraged Assets, Ltd. Mr. Baldwin, Mr. Alfieri, Mr. Murphy, Mr. Janson, Ms. Street and Mr. Greetham disclaim beneficial ownership of the notes and the common stock issuable upon conversion of the notes.
(7) This selling securityholder is a majority-owned subsidiary of Citigroup, Inc., a reporting company.
(8) Shawn Bergerson has voting and investment power with respect to the securities listed for Waterstone Market Neutral MAC51, Ltd. and Waterstone Market Neutral Master Fund, Ltd. Mr. Bergerson disclaims beneficial ownership of the notes and the common stock issuable upon conversion of the notes.
(9) Nathanial Brown and Robert Richardson have voting and investment power with respect to the securities listed for Xavex Convertible Arbitrage 10 Fund.

     Unless otherwise indicated herein, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us or any of our affiliates within the past three years.
     We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.
     You should carefully consider matters discussed under the caption “Risk Factors” of the prospectus and beginning on page 12 of our annual report on Form 10-K for the fiscal year ended March 31, 2006, filed with the Securities and Exchange Commission on June 29, 2006.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is July 10, 2006.

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